FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington D.C. 20549


                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December 2002

                       Commission File Number: 001-10306

                      The Royal Bank of Scotland Group plc

                              42 St Andrew Square
                               Edinburgh EH2 2YE
                                    Scotland

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F x                 Form 40-F
                             ---                         ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                No x
                       ---                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON ADDITIONAL VALUE SHARES


The Directors have declared the specified dividend on the Additional Value Shares for the period to 1 December 2002. The dividend will be paid on 2 December 2002 at a rate of 30p per share. The record date for the Additional Value Shares is 15 November 2002 and the shares will be marked ex-dividend on 13 November 2002.




4 November 2002

End

The Royal Bank of Scotland Group Announces Completion of NatWest IT
Integration

The Royal Bank of Scotland Group plc has today announced the successful completion of the integration of the NatWest customer base onto the RBS Group IT platform.

Commenting on the achievement, Group Chief Executive, Fred Goodwin said:

"The conversion took place in early October and we have now completed an entire monthly cycle of operations on the enlarged IT platform. Systems performance has been excellent, and the IT integration can now be declared complete, and a success."

"When we acquired NatWest in March 2000, many doubted whether we could migrate a customer base over three times the size of the Royal Bank of Scotland onto a single Group technology platform. Whilst the scale and complexity of the challenge was without obvious precedent, we had every confidence that our people would deliver - they have done so and completed the task well ahead of schedule."

End

For further information:

Carolyn McAdam - Head of Group Communications - 0131 523 4572
Alan Waite - Head of Group Corporate Finance - 0207 427 9574

The Royal Bank of Scotland Group
Shareholder and Analyst Conference

The Royal Bank of Scotland Group plc ("RBS Group") announces that it is hosting a conference for shareholders and analysts in Boston, Massachusetts on 13 November 2002. The focus of the conference is Citizens Financial Group, the Group's US retail banking subsidiary.

The presentation will be available on the RBS Group website: www.rbs.co.uk

End

For further information:

Carolyn McAdam - Head of Group Communications - 0131 523 4572
Alan Waite - Head of Group Corporate Finance - 0207 427 9574

The Royal Bank of Scotland Group plc
20th November 2002

THE ROYAL BANK OF SCOTLAND GROUP PLC PLANS TO ISSUE NON-CUMULATIVE TRUST PREFERRED SECURITIES

The Royal Bank of Scotland Group plc ("RBS") intends to issue Non-Cumulative Trust Preferred Securities ("the Securities") denominated in US Dollars through RBS Capital Trust B.

Application has been made to list the Securities on the Luxembourg Stock Exchange. It is expected the Securities will qualify as Tier One Capital of RBS. It is intended that the net proceeds of the offering will be used for general corporate purposes and to strengthen the capital base of RBS.

RBS is being advised in connection with the issue by Merrill Lynch International, Goldman Sachs International, UBS Warburg and The Royal Bank of Scotland.

The Securities have not nor will be registered under the United States Securities Act of 1933, as amended (The "Securities Act"), or under any state securities laws and may not be offered, sold or delivered in the United States, or to or for the account or benefit of US persons (as defined under Regulation S under The Securities Act) unless registered under The Securities Act or an exemption from the registration requirements of The Securities Act is available. The Securities are being offered and sold only to certain persons in transactions outside the United States in compliance with Regulation S under The Securities Act.

Stabilisation FSA

For further information, please contact:
========================================= ======================================
The Royal Bank of Scotland Group plc;
----------------------------------------- --------------------------------------

----------------------------------------- --------------------------------------
Fred Watt                                 Ron Huggett
----------------------------------------- --------------------------------------
Group Finance Director                    Capital Raising Director
----------------------------------------- --------------------------------------
42 St Andrew Square                       Drapers Gardens
----------------------------------------- --------------------------------------
Edinburgh                                 12 Throgmorton Avenue
----------------------------------------- --------------------------------------
EH2 2YE                                   London
----------------------------------------- --------------------------------------
Tel: 0131 523 2028                        EC1N 2TH
----------------------------------------- --------------------------------------
                                          Tel: 020 7375 4925
========================================= ======================================

The Royal Bank of Scotland Group plc - Notice to Stock Exchange Member Firms, News Agencies and Information Providers.

The Royal Bank of Scotland Group plc announces that the London Stock Exchange will change the TIDM code used to identify the company's ordinary shares from "RBOS" to "RBS" with effect from Monday 25th November 2002. Similarly the code for the Additional Value Shares issued by the Group will change from "RBOA" to "RBSA".

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1.   Name of company

     The Royal Bank of Scotland Group plc

2.   Name of shareholder having a major interest

     Santander Central Hispano

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Santander Central Hispano

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     Santusa Holding, S.L. and SCH Medina, S.L.

5.   Number of shares / amount of stock acquired

     n/a

6.   Percentage of issued class

     n/a

7.   Number of shares / amount of stock disposed

     80,685,387 and 6,014,613, respectively (Total 86,700,000)

8.   Percentage of issued class

     2.989%

9.   Class of security

     Ordinary 25p Shares

10.  Date of transaction

     25 November 2002

11.  Date company informed

     25 November 2002

12.  Total holding following this notification

     146,187,191

13.  Total percentage holding of issued class following this notification

     5.04%

14.  Any additional information

     n/a

15.  Name of contact and telephone number for queries

     Howard Moody, Group Director Communications - 0131 523 2057

16. Name and signature of authorised company official responsible for making this notification

     Hew Campbell, Head of Group Secretariat

Date of notification

  25 November 2002


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

The headline for The Royal Bank of Scotland Group plc released today @ 14.33 under RNS number 2969E should read "Non-Cum Trust Pref. Securities". Full text remains unchanged.

The Royal Bank of Scotland Group plc
26 November 2002

THE ROYAL BANK OF SCOTLAND GROUP AND RBS CAPITAL TRUST B WILL ISSUE USD750 MILLION NON-CUMULATIVE TRUST PREFERRED SECURITIES

The Royal Bank of Scotland Group plc ("the Group") will issue USD750,000,000 of Non-Cumulative Trust Preferred Securities ("the Securities") through RBS Capital Trust B.

The Securities will be in denominations of USD1,000 and will pay a coupon of 6.80%.

Application has been made to list the Securities on the Luxembourg Stock
Exchange.

The Securities have not and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and may not be offered or sold in the United States, or to or for the account or benefit of US persons (as defined under Regulation S under the Securities Act) unless registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. The Securities are being offered and sold only to certain persons in transactions outside the United States in compliance with Regulation S under the Securities Act.

Merrill Lynch, Goldman Sachs International, The Royal Bank of Scotland and UBS Warburg advised the Group in connection with the issue.

Fred Watt, Group Finance Director of The Royal Bank of Scotland Group commented:
"We are highly delighted with the response of Asian investors to this issue and are pleased to be able to increase the size of the issue in response to excellent demand. Asia is a relatively new market for the Group and as such provides important investor diversification."

A spokesman for the bookrunners commented:
"We are delighted to have lead managed this transaction which has been launched with what we believe to be the lowest coupon ever achieved for a Tier I security in the Asian market. The transaction benefited from strong investor momentum, driven by RBS name recognition following a recent investor update tour of the region and its strong credit story. This momentum lead to an oversubscribed order book and allowed the bookrunners to price US$750mm at a coupon of 6.80%, which represents the tighter end of initial expectations."

Stabilisation FSA.

For further information, please contact:
The Royal Bank of Scotland Group plc;
Fred Watt
Group Finance Director
42 St Andrew Square
Edinburgh
EH2 2YE
Tel: 0131 523 2028

Ron Huggett
Capital Raising Director
Drapers Gardens
12 Throgmorton Avenue
London
EC2N 2DL
Tel: 020 7375 4925

For Merril Lynch International;
Siddharth Prasad
Managing Director
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ
Tel: 020 7996 5320

For Goldman Sachs International;
Shazia Azim
Executive Director
Peterborough Court
133 Fleet Street
London
EC4A 2BB
Tel: 020 7774 6814

For The Royal Bank of Scotland;
Gordon Taylor
Associate Director
135 Bishopsgate
London
EC2M 3UR
Tel: 020 7334 1217

For UBS Warburg;
Frank Kennedy
Managing Director
100 Liverpool Street
London
EC2M 2RH
Tel: 020 7567 4458

THE ROYAL BANK OF SCOTLAND GROUP plc
DIVIDEND ON SERIES 3 NON-CUMULATIVE CONVERTIBLE PREFERENCE SHARES OF US$0.01

The Directors have declared the dividend payable on the Series 3 non-cumulative convertible preference shares of US$0.01 for the six months to 31 December 2002.

The dividend will be paid on 31 December 2002 at a rate of US$39.08 per share to holders on the Register at the close of business on 16 December 2002.

27 November 2002

NATIONAL WESTMINSTER BANK Plc
DIVIDEND ON SERIES B and SERIES C NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$25.00 FOR THE THREE MONTHS TO 16 JANUARY 2003

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares for the three months to 16 January 2003. The dividends will be paid on 16 January 2003 at the undernoted rates to holders on the register at the close of business on 6 December 2002.

Series                               Dividend payable per share
Series B                             US$0.4921875
Series C                             US$0.48519


27 November 2002

End

THE ROYAL BANK OF SCOTLAND GROUP plc
DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 31 DECEMBER 2002

The Directors have declared a half-yearly dividend on the 11 per cent and 5.5 per cent cumulative preference shares of (pound)1. The dividend will be paid on 31 December 2002 at the rate of 5.5 per cent and 2.75 per cent respectively and will be paid to those preference shareholders on the register at the close of business on 6 December 2002.

27 November 2002

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES B, SERIES C, SERIES D, SERIES E, SERIES F, SERIES G, SERIES H, SERIES I, SERIES J AND SERIES K NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE THREE MONTHS TO 31 DECEMBER 2002

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the three months to 31 December 2002. The dividends will be paid on 31 December 2002 at the undernoted rates to holders on the register at the close of business on 16 December 2002. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 16 December 2002.

Series                               Dividend payable per share
Series B                             US$0.63
Series C                             US$0.534375
Series D                             US$0.51328125
Series E                             US$0.50625
Series F                             US$0.478125
Series G                             US$0.4625
Series H                             US$0.453125
Series I                             US$0.50
Series J                             US$0.53125
Series K                             US$0.4921875



27 November 2002

End

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  9 December 2002


                                            THE ROYAL BANK OF SCOTLAND GROUP plc
                                            (Registrant)

                                            By: /s/ H Campbell
                                                --------------------------------
                                                Name:  H Campbell
                                                Title: Head of Group Secretariat